UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55398

YUENGLINGS ICE CREAM CORPORATION

(Exact name of registrant as specified in its charter)

8910 W. 192nd Street, Suite N

Mokena, IL 60448

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     12

Pursuant to the requirements of the Securities Exchange Act of 1934, YUENGLINGS ICE CREAM CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 16, 2024	By:	/s/ Richard Jordan
Richard Jordan
Chief Operating Officer